PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

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NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON [redacted]
RANDOLPH E. PAUL
SIMON H. RIFKIND
LOUIS S. WEISS
JOHN F. WHARTON

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
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WRITER'S DIRECT DIAL NUMBER
(212) 373-3309

WRITER'S DIRECT FACSIMILE
(212) 492-0309

WRITER'S DIRECT E-MAIL ADDRESS
rrusso@paulweiss.com

05012313

SEC MAIL PROCESSING RECEIVED NOV 03 2005 WASH, D.C. 183 SECTION

November 3, 2005

Securities and Exchange Commission
100 F Street, Northeast
Washington, DC 20549
Attention: Filing Desk

SUPPL

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Swiss Reinsurance Company
File No. 82-4248

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") is a copy of a news release dated November 2, 2005. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this matter.

dlw 11/7

Please acknowledge acceptance of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Raphael M. Russo

cc: Andre Pfanner, Esq., Swiss Reinsurance Company
Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, LLP

News release

Swiss Re

Swiss Re estimates its aggregate claims for hurricanes Rita and Wilma to be USD 750 million

Contact:

Media Relations, Zurich
Telephone +41 43 285 7171

Corporate Communications, New York
Telephone +1 212 317 5640

Investor Relations, Zurich
Telephone +41 43 285 4444

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
CH-8022 Zurich

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Zurich, 2 November 2005 – Swiss Re today announced, that based on current estimates, it expects its aggregate claims for hurricanes Rita and Wilma to be approximately USD 750 million.

John Coomber, Chief Executive Officer of Swiss Re commented: "This year's hurricane season reinforces the benefits of Swiss Re's highly diversified portfolio across lines of business and geographies. Our financial strength remains very strong, enabling Swiss Re to take full benefit of the excellent pricing conditions in the current renewal season."

Swiss Re's over-the-cycle target of 10% earnings per share growth will not be met for 2005. However, the company will use equalisation reserves to mitigate part of the claims caused by this year's extraordinary hurricane season. Dividend guidance for 2005 of CHF 2.50 per share remains unchanged.

Hurricane Rita made landfall as a category 3 hurricane in Texas on 24 September 2005, also affecting Louisiana, Alabama, Arkansas, Mississippi and Tennessee, shortly after Hurricane Katrina had already devastated these regions. Rita is estimated to have caused insured claims in the range of USD 10 billion with a major part stemming from offshore oil installations.

Hurricane Wilma became the 12th hurricane of the season and the 21st named tropical storm in the Atlantic, a record not reported since 1933. Wilma was the strongest hurricane ever recorded in the Atlantic. It first made landfall on the Yucatan Peninsula, Mexico, as a category 4 hurricane on 21 October 2005, then brushed past Cuba as a category 3 hurricane and finally made second landfall on 24 October 2005 at the west coast of Florida, causing further widespread damage. Hurricane Wilma is estimated to have caused insured claims of USD 6 billion to USD 12 billion.

Swiss Re

Swiss Re is one of the world's leading reinsurers and the world's largest life and health reinsurer. The company operates through more than 70 offices in over 30 countries. Swiss Re has been in the reinsurance business since its foundation in Zurich, Switzerland, in 1863. Swiss Re offers a wide variety of products to manage capital and risk. Traditional reinsurance products, including a broad range of property and casualty as well as life and health covers and related services, are complemented by insurance-based corporate finance solutions and supplementary services for comprehensive risk management. Swiss Re is rated "AA" by Standard & Poor's, "Aa2" by Moody's and "A+" by A.M. Best.

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.